Exhibit (b)

EXECUTION VERSION

MORGAN STANLEY SENIOR FUNDING, INC. 1585 Broadway New York, NY 10036	WELLS FARGO SECURITIES, LLC WELLS FARGO BANK, NATIONAL ASSOCIATION 550 South Tryon Street, 7th Floor Charlotte, NC 28202

CONFIDENTIAL

January 13, 2025

United Rentals, Inc.

United Rentals (North America), Inc.

100 First Stamford Place, Suite 700

Stamford, CT 06902

Attention:	Sybil Collins
Vice President, Treasurer

Project Helios
Commitment Letter

Ladies and Gentlemen:

United Rentals, Inc., a Delaware corporation (“Parent”), and United Rentals (North America), Inc., a Delaware corporation (the “Borrower”, and, together with Parent, “you”), have advised Morgan Stanley Senior Funding, Inc. (together with its designated affiliates, “MSSF”), Wells Fargo Bank, National Association (“WFBNA”) and Wells Fargo Securities, LLC (“WFS” and, together with WFBNA, “Wells Fargo”, and, together with MSSF and each person that becomes a party to this Commitment Letter as an additional “Commitment Party” pursuant to Section 1 hereof, collectively, the “Commitment Parties”, “we” or “us”) that you intend to acquire (the “Acquisition”), directly or indirectly, all of the outstanding common stock of a company previously identified by you to us as “Helios” (the “Target”). The Acquisition will be consummated through a tender offer and merger transaction involving a Delaware corporation and direct or indirect wholly owned subsidiary of Parent (“Merger Sub”), to be effected pursuant to an Agreement and Plan of Merger dated as of the date of this letter (together with the schedules and exhibits thereto, the “Purchase Agreement”), to be entered into among Parent, Merger Sub and the Target. Pursuant to, and subject to the conditions set forth in, the Purchase Agreement, Merger Sub will make a cash tender offer (the “Tender Offer”) to acquire any and all outstanding shares of common stock of the Target (other than Owned Company Shares (as defined in the Purchase Agreement)), and will consummate the Tender Offer only if it acquires in the Tender Offer a percentage of outstanding shares of common stock of the Target, calculated on a fully-diluted basis, sufficient to approve, without the vote of any other stockholder, the merger of Merger Sub with and into the Target (the “Merger”). The Merger will occur on the same day as the consummation of the Tender Offer and, after giving effect thereto, the Target will survive the Merger as a direct or indirect wholly owned subsidiary of Parent, in accordance with the Purchase Agreement. In connection with the Acquisition, you intend to (i) repay all principal, interest and fees outstanding under the Target’s Credit Agreement, dated as of February 2, 2023 (as amended, restated, supplemented or otherwise modified from time to time) (the “Refinancing”), (ii) redeem or satisfy and discharge the Target’s $1.25 billion aggregate principal amount of 3.85% Senior Notes due 2028 and pay accrued and unpaid interest thereon (the “Redemption”) and (iii) pay the fees, costs and expenses incurred in connection with the foregoing. You have also advised the Commitment Parties that in connection with the Acquisition, you intend to obtain the 364-day senior unsecured bridge term loan facility (the “Bridge Facility”) described in this Commitment Letter (as defined below) in an aggregate principal amount equal to $3.8 billion (as such amount may be reduced as set forth in the section under the heading “Mandatory Prepayments” in the Summary of Terms and Conditions attached as Exhibit A hereto and incorporated herein by reference (the “Summary of Terms” or “Term Sheet”, and the Summary of Terms, together with this letter and the other exhibits and schedules hereto, the “Commitment Letter”)). All capitalized terms used and not otherwise defined herein shall have the same meanings as specified therefor in the Summary of Terms.

1.            Commitments. In connection with the foregoing, (i) MSSF and WFBNA hereby severally, and not jointly, commit to provide 70% and 30%, respectively, of the aggregate principal amount of the Bridge Facility to the Borrower (MSSF and WFBNA, in such capacities, the “Initial Lenders”) and (ii) MSSF hereby commits to act as the sole administrative agent (in such capacity, the “Administrative Agent”) for the Bridge Facility, all upon the terms set forth in this Commitment Letter and in the Fee Letters (as hereinafter defined) and subject solely to the Funding Conditions (as hereinafter defined). Each of MSSF and Wells Fargo are pleased to advise you of its willingness to act as, and you hereby agree to engage each of MSSF and Wells Fargo as, (a) joint lead arranger and joint bookrunner (in such capacities, the “Lead Arrangers”) for the Bridge Facility, and in connection therewith, the Lead Arrangers shall use their commercially reasonable efforts to form a syndicate of banks and financial institutions (including the Initial Lenders) (collectively, the “Lenders”) in accordance with Section 3 hereof. For purposes of this Commitment Letter and the Fee Letters, (i) “Effective Date” shall mean the date of effectiveness of the Loan Documentation (as hereinafter defined) in accordance with the terms set forth under the heading “Conditions Precedent to Effectiveness” in the Term Sheet and (ii) “Funding Date” shall mean the date of the consummation of the Tender Offer and the Merger and on which the Lenders extend the loans to the Borrower under the Bridge Facility.

No additional agents, co-agents, arrangers or bookrunners will be appointed and no other titles will be awarded unless you and we shall so agree in writing; provided that within fifteen (15) business days of the date hereof, you may appoint up to eleven (11) additional agents, co-agents, or joint lead arrangers (but no additional bookrunners) (each, an “Additional Arranger”) and award to such Additional Arrangers economics in respect thereof as determined by you; provided, further, that the aggregate economics payable to such Additional Arrangers and their affiliates in respect of the Bridge Facility shall not exceed 44.75% of the total economics which would otherwise be payable to the Commitment Parties pursuant to the Fee Letter (as defined below) (it being understood that (i) the commitments of MSSF and WFBNA hereunder will be reduced dollar-for-dollar on a pro rata basis by the amount of the commitments of each such Additional Arranger (or its relevant lending affiliate) (each, an “Additional Commitment Party”) under the Bridge Facility upon the execution of customary Joinder Agreements (as defined below) reasonably satisfactory to us and you, (ii) the commitments assumed by each such Additional Commitment Party for the Bridge Facility will be in proportion to the economics allocated to such Additional Arranger, (iii) no Additional Arranger (nor any affiliate thereof) shall receive greater economics in respect of the Bridge Facility than those received by MSSF or Wells Fargo, (iv) MSSF shall receive no less than 38.675% of the total economics which would otherwise be payable to the Commitment Parties pursuant to the Fee Letter and (v) Wells Fargo shall receive no less than 16.575% of the total economics which would otherwise be payable to the Commitment Parties pursuant to the Fee Letter. Each party hereto agrees to execute such joinder agreements, amendments, amendments and restatements and other documents with respect to this Commitment Letter and the Fee Letter as are required to give effect to this paragraph (each, a “Joinder Agreement”), pursuant to which such Additional Commitment Party (and its relevant lending affiliate, as applicable) agrees to become party to this Commitment Letter as a Commitment Party and an Initial Lender and agrees to extend commitments directly to you on the terms set forth herein (it being understood that such Joinder Agreements shall not add any conditions to the availability of the Bridge Facility or change the terms of the Bridge Facility or change compensation in connection therewith except as set forth in this Commitment Letter and the Fee Letter and shall otherwise be reasonably satisfactory to you and us). It is understood and agreed that, in the event any Additional Commitment Party shall become a party hereto, the commitments and other obligations of the Commitment Parties and Initial Lenders hereunder shall be several and not joint. It is understood and agreed that (x) MSSF will have the left and highest placement on any information memoranda and other marketing materials relating to the Bridge Facility, and shall hold the role and responsibilities conventionally associated with such placement, including maintaining sole physical books for the Bridge Facility and (y) Wells Fargo will appear to the immediate right of MSSF on any information memoranda and other marketing materials relating to the Bridge Facility, and shall hold the role and responsibilities conventionally associated with such placement.

2.            Conditions to Financing. Notwithstanding anything in this Commitment Letter, the Fee Letters, the definitive documentation for the Bridge Facility (the “Loan Documentation”) or any other agreement or other undertaking concerning the Transactions (as defined in the Summary of Terms) to the contrary, the only conditions (express or implied) to the availability and funding of the Bridge Facility on the Funding Date are as follows (such conditions, the “Funding Conditions”):

(a)           the execution and delivery of the Loan Documentation by the Borrower and each guarantor party thereto, on terms consistent with the Commitment Letter and subject to the Certain Funds Provision (as defined below); and

(b)          the satisfaction (or waiver by the Majority Commitment Parties (as defined below)) of the other conditions precedent to the Funding Date expressly set forth in Exhibit B hereto.

As used herein, “Majority Commitment Parties” means, at any time, Commitment Parties that collectively hold more than 50% of the aggregate amount of the commitments under the Bridge Facility at such time; provided that the Majority Commitment Parties shall in any event include each of MSSF and Wells Fargo.

Notwithstanding anything in this Commitment Letter, the Fee Letters, the Loan Documentation or any other agreement or other undertaking concerning the Transactions to the contrary, (i) the only conditions (express or implied) to the availability and funding of the Bridge Facility on the Funding Date are the Funding Conditions and upon satisfaction (or waiver by the Majority Commitment Parties) of the Funding Conditions, the funding requested by the Borrower under the Bridge Facility shall occur, (ii) the only representations and warranties the accuracy of which shall be a condition to the availability of the Bridge Facility on the Funding Date shall be the Specified Representations (defined below) to the extent constituting Funding Conditions and (iii) the terms of the Loan Documentation shall be in a form such that they do not impair availability of the Bridge Facility on the Funding Date if the Funding Conditions are satisfied (or waived by the Majority Commitment Parties). For purposes hereof, “Specified Representations” means (a) such of the representations and warranties made by the Target with respect to the Target and its subsidiaries in the Purchase Agreement that are material to the interests of the Lenders in their capacity as such, but only to the extent that Parent (or its subsidiary or affiliate) has the right to terminate its obligations under the Purchase Agreement, or decline to consummate the Acquisition, as a result of a breach of such representations and warranties in the Purchase Agreement (the “Specified Purchase Agreement Representations”) and (b) the representations and warranties of Parent, the Borrower and the other Loan Parties in the Loan Documentation relating to (1) corporate or other organizational existence of the Loan Parties, (2) corporate power and authority of the Loan Parties to enter into the Loan Documentation, (3) the enforceability of the Loan Documentation against the Loan Parties, (4) due authorization, execution and delivery by the Loan Parties of the Loan Documentation, (5) the execution and delivery of the Loan Documentation does not conflict with (x) the organizational documents of the Loan Parties or (y) any agreement or instrument evidencing indebtedness for borrowed money of the Loan Parties in a principal or committed amount in excess of $200,000,000 (determined pro forma for the Transactions), (6) Federal Reserve margin regulations, (7) Investment Company Act status, (8) use of proceeds not violating sanctions (including OFAC) and anti-corruption laws (including FCPA) or the PATRIOT Act and (9) absence of an event of default under the Loan Documentation arising from (x) the bankruptcy of Parent or the Borrower or (y) the non-payment of any fees due and payable by you as specified in the Term Sheet or the Fee Letters as and when required to be paid thereby) (the “Specified Credit Agreement Representations”). This paragraph shall be known as the “Certain Funds Provision.”

3.            Syndication. The Lead Arrangers reserve the right, prior to or after the Funding Date, to syndicate all or a portion of the Initial Lenders’ commitments hereunder with respect to the Bridge Facility to one or more prospective Lenders; provided, however, the Lead Arrangers will not syndicate the Bridge Facility to (a) any bona fide competitor of Parent or any of its subsidiaries, identified in writing to the Lead Arrangers prior to the launch of the primary syndication or to the Administrative Agent from time to time after the Funding Date, (b) such other persons identified in writing to the Lead Arrangers on or prior to the date hereof and (c) in the case of any person under clauses (a) and (b), any of its affiliates (other than bona fide debt funds) that are either (x) readily identifiable on the basis of its name or (y) identified in writing to the Lead Arrangers from time to time prior to the Funding Date or to the Administrative Agent from time to time after the Funding Date (such persons, collectively, the “Disqualified Lenders”); provided, further, that it is agreed that no written notice delivered pursuant to clauses (a), (b) or (c) above shall apply retroactively to disqualify any person that has previously been allocated any portion of the Bridge Facility pursuant to the syndication thereof or has previously acquired an assignment or participation interest in the Bridge Facility, although any such person may not be allocated any additional portion of the Bridge Facility or acquire any additional assignment or participation interest in the Bridge Facility following such notice; provided, further, that the selection of Lenders and the allocations of the commitments among such Lenders shall be subject to your consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, further, that notwithstanding the right of the Lead Arrangers to syndicate the Bridge Facility and receive commitments with respect thereto, the Initial Lenders shall not be relieved, released or novated from their respective obligations hereunder (including their obligation to fund (severally, and not jointly) their applicable amount of the Bridge Facility pursuant to their commitments hereunder on the Funding Date) in connection with any syndication, assignment or participation of the Bridge Facility, prior to the funding of the entire amount (or such lesser amount as is requested by the Borrower in writing) of the Bridge Facility on the Funding Date.

Without limiting your obligations to assist with syndication efforts as set forth herein, it is understood that the Initial Lenders’ commitments hereunder are not conditioned upon the syndication of, or receipt of commitments in respect of, the Bridge Facility and the successful completion of syndication of the Bridge Facility shall not constitute a condition to the availability of the Bridge Facility on the Funding Date. Until the earlier of (i) the date upon which all of the commitments in respect of the Bridge Facility are terminated and (ii) the 60th day following the Funding Date (the “Syndication Date”), you agree to actively assist, and to use your commercially reasonable efforts to cause the Target (to the extent consistent with and not in contravention of the Purchase Agreement) to actively assist, the Lead Arrangers in achieving a syndication of the Bridge Facility that is reasonably satisfactory to the Lead Arrangers and you (subject to the procedures and your rights set forth in Section 1 hereof and the first paragraph of Section 3 hereof). Such assistance shall include your (a) assisting in the preparation of confidential information memoranda and other customary marketing materials to be used in connection with the syndication of the Bridge Facility (collectively with the Summary of Terms, the “Information Materials”), (b) using your commercially reasonable efforts to ensure that the syndication efforts of the Lead Arrangers benefit from your existing banking relationships and, to the extent consistent with and not in contravention of the Purchase Agreement, the existing banking relationships of the Target, (c) your using commercially reasonable efforts to obtain as promptly as reasonably practicable after the date hereof, and in any event, prior to the launch of a syndication of the Bridge Facility, giving effect to the Transactions, ratings (but no specific ratings) for the Borrower’s long-term senior unsecured debt from Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Financial Services LLC (“S&P”) and (d) making your senior officers and certain advisors, and using your commercially reasonable efforts to make the senior officers and certain advisors of the Target (to the extent consistent with and not in contravention of the Purchase Agreement), available to attend and make presentations regarding the business and prospects of Parent and its subsidiaries, at one telephonic meeting of prospective Lenders (or, if otherwise deemed reasonably necessary by the Lead Arrangers, one or more telephonic meetings of prospective Lenders), at a time or times and location or locations to be mutually agreed.

You further agree that, until the occurrence of the Syndication Date, you and your subsidiaries will not (and you will use commercially reasonable efforts (to the extent consistent with and not in contravention of the Purchase Agreement) to ensure that the Target and its subsidiaries will not) incur, issue, announce, offer, place or arrange any debt securities or any syndicated credit facility of Parent, the Target or their respective subsidiaries, in each case that would reasonably be expected to materially impair the primary syndication of the Bridge Facility (with it being understood that (i) any Qualifying Term Loan Facility (as defined in the Summary of Terms), (ii) the issuance of the Senior Notes (as defined in the Summary of Terms), (iii) drawings under the Borrower’s Fourth Amended and Restated Credit Agreement, dated as of June 30, 2022 (as amended, restated, amended and restated, waived, supplemented or otherwise modified prior to the date hereof, the “Existing Revolving Credit Agreement”), among the Borrower, Parent and certain of its subsidiaries as the guarantors party thereto, the lenders party thereto and Bank of America, N.A. as agent for the lenders thereto, or any amendment, refinancing or replacement thereof, in each case, up to the amount of the commitments in effect thereunder on the date hereof, (iv) ordinary course purchase money and equipment financings and capital leases, (v) borrowings under ordinary course working capital, letter of credit or overdraft facilities, (vi) other debt in an amount not to exceed $200,000,000 in the aggregate, (vii) any indebtedness of the Target and its subsidiaries not prohibited from being incurred or remaining outstanding under the Purchase Agreement (including after giving effect to any consent by you or any of your affiliates to any such incurrence after the date hereof that requires your or any of your affiliates’ consent pursuant to the terms of the Purchase Agreement), (viii) borrowings under the Borrower’s Third Amended and Restated Receivables Purchase Agreement, dated as of September 24, 2012 (as amended prior to the date hereof), or any amendment, refinancing or replacement thereof, in each case, up to the amount of the commitments in effect thereunder on the date hereof, and (ix) any other financing agreed to by the Lead Arrangers, in each case of the foregoing clauses (i) through (ix), will not be deemed to materially impair the primary syndication of the Bridge Facility).

Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letters, (A) you will not be required to provide any information to the extent that the provision thereof would violate any attorney-client privilege, law, rule or regulation or any confidentiality obligation binding on you, the Target and/or any of your or their respective affiliates; provided that you shall use commercially reasonable efforts (with respect to any such obligation binding on the Target or its affiliates, to the extent consistent with and not in contravention of the Purchase Agreement) to obtain the relevant consents under such obligations of confidentiality to permit the provision of such information and, to the extent reasonably practicable and not prohibited by applicable law, rule or regulation, shall notify us of the information that is not being provided on the basis of such confidentiality obligations and (B) the financial statements required by Exhibit B hereto are the only financial statements that will be required in connection with the syndication of the Bridge Facility.

It is understood and agreed that the Lead Arrangers will manage all aspects of the syndication in consultation with you, including decisions as to the selection of prospective Lenders and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders; provided that the selection of Lenders and the allocations of the commitments among Lenders shall be subject to the procedures and your rights set forth in Section 1 hereof and the first paragraph of Section 3 hereof. It is understood that no Lender participating in the Bridge Facility will receive compensation from you in order to obtain its commitment, except on the terms contained herein, in the Summary of Terms and in the Fee Letters.

4.            Information. You represent and warrant that (in each case, to your knowledge with respect to the Target and its subsidiaries prior to the Funding Date) (a) all financial projections, forecasts, estimates and other forward-looking information concerning Parent and its subsidiaries or the Target and its subsidiaries that have been or are hereafter made available to the Commitment Parties or the Lenders by you or by any of your subsidiaries or representatives (or on your or their behalf) in connection with the Transactions (the “Projections”) have been or will be prepared in good faith based upon assumptions that you believed to be reasonable at the time made available (it being understood that the Projections are not to be viewed as facts and are subject to significant uncertainties and contingencies, many of which are beyond your control, the Projections, by their nature, are inherently uncertain and no assurances are being given that the results reflected in the Projections will be achieved, that actual results during the period or periods covered by such Projections may differ from projected results and such differences may be material, and that the Projections are not representations by Parent or any of its subsidiaries that the Projections will be achieved) and (b) all written information, other than Projections and information of a general economic or industry specific nature, which has been or is hereafter made available to the Commitment Parties or Lenders by you or by any of your subsidiaries or representatives (or on your or their behalf) in connection with the Transactions (the “Information”), taken as a whole (after giving effect to all supplements and updates provided to the Lead Arrangers and any publicly available information regarding you and your subsidiaries and the Target and its subsidiaries), is or will be (as of the date made available) complete and correct in all material respects and does not or will not (as of the date made available) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, taken as a whole, not materially misleading in light of the circumstances under which such statements were made (after giving effect to all supplements and updates thereto from time to time). If at any time from the date hereof until the later of the Funding Date and the Syndication Date, any of the representations and warranties contained in the foregoing sentence would not be correct (in each case, to your knowledge with respect to the Target and its subsidiaries prior to the Funding Date) in any material respect if the Information or Projections were being furnished, and such representations and warranties were being made, at such time, then you agree to (in the case of information about the Target and its subsidiaries, use commercially reasonable efforts, to the extent consistent with and not in contravention of the Purchase Agreement, to) promptly supplement, or cause to be supplemented, the Information or Projections from time to time so that the representations and warranties contained in this paragraph remain correct (in each case, to your knowledge with respect to the Target and its subsidiaries prior to the Funding Date) in all material respects under those circumstances. In issuing this commitment and in arranging and syndicating the Bridge Facility, the Commitment Parties are and will be using and relying on the Information without independent verification thereof and do not assume responsibility for the accuracy or completeness of the Information. Without limiting your obligations under this paragraph, it is understood that the Initial Lenders’ commitments with respect to the Bridge Facility hereunder are not conditioned upon the accuracy of, or your compliance with, the representations, warranties and covenants in this paragraph. Notwithstanding the foregoing or anything to the contrary herein, nothing in this Commitment Letter or the definitive Loan Documentation shall require you to deliver Projections to us covering more than five (5) years from the date hereof.

You acknowledge that the Commitment Parties on your behalf will make available Information Materials to any proposed syndicate of Lenders by posting the Information Materials on Syndtrak, IntraLinks or another similar electronic system. In connection with any syndication of the Bridge Facility, unless the parties hereto otherwise agree in writing, you shall be under no obligation to provide Information Materials suitable for distribution to any prospective Lender (each, a “Public Lender”) that has personnel who do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to Parent or its affiliates, the Target or its affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such entities’ securities. Prior to distribution of Information Materials to prospective Lenders, you or the Target, as applicable, shall provide us with a customary letter authorizing the dissemination thereof, subject to confidentiality undertakings satisfactory to you (it being understood and agreed that (i) customary procedures employed by us for providing prospective Lenders access via Syndtrak (or another similar electronic system) to information and other materials related to the Bridge Facility and the confidentiality terms to be accepted by prospective Lenders in connection therewith are satisfactory to you for such purpose; provided that such confidentiality terms are no less favorable to you than those contained herein, (ii)  the Information Materials shall exculpate us and our affiliates with respect to any liability related to the use or misuse of the contents of the Information Materials or related syndication and marketing materials by the recipients thereof, and (iii) the Information Materials shall exculpate you, the Target and your and the Target’s respective affiliates with respect to any liability related to the misuse of the contents of the Information Materials or related syndication and marketing materials by the recipients thereof).

5.            Fees, Expenses, Indemnities and Limitation of Liability. You agree to pay, or cause to be paid, the fees set forth in (a) the fee letter relating to this Commitment Letter addressed to you dated the date hereof (the “Fee Letter”) and (b) the initial lead arranger fee letter relating to this Commitment Letter addressed to you from MSSF and Wells Fargo dated the date hereof (the “Initial Lead Arranger Fee Letter”, and together with the Fee Letter, the “Fee Letters”). In addition, by executing this Commitment Letter, you agree, whether or not the Funding Date occurs, to reimburse the Commitment Parties from time to time on demand for all reasonable and documented out-of-pocket fees and expenses (which, in the case of fees and expenses of counsel, shall be limited to the reasonable, documented and invoiced fees, disbursements and other charges of one outside counsel to the Arrangers, which shall be Cravath, Swaine & Moore LLP, and, if reasonably necessary, of one local counsel in any relevant material jurisdiction and, solely in the case of an actual or potential conflict of interest, of one additional counsel (and, if reasonably necessary, one additional local counsel in any relevant material jurisdiction)) incurred in connection with the Bridge Facility, the syndication thereof and the preparation of the Loan Documentation (the “Expenses”).

You agree to indemnify and hold harmless each Commitment Party, each of their respective affiliates and controlling persons, successors and assigns and the respective officers, directors, employees, agents and advisors of each of the foregoing (each, an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and out-of-pocket expenses (in the case of fees, disbursements and charges of counsel, limited to the reasonable and documented out of pocket fees, disbursements and other charges of one counsel to all Indemnified Parties, taken together (and, if reasonably necessary, one local counsel in any relevant material jurisdiction and, solely in the case of an actual or potential conflict of interest, of one additional counsel (and, if reasonably necessary, one additional local counsel in any relevant material jurisdiction) for all affected Indemnified Parties taken together)) that may be incurred by or awarded against any Indemnified Party, in each case arising out of or in connection with (a) this Commitment Letter, the Fee Letters, the Purchase Agreement or any Transaction or (b) the Bridge Facility, except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from (i) such Indemnified Party’s or any of its Related Persons’ (as defined below) bad faith (including any breach of this Commitment Letter constituting bad faith), gross negligence or willful misconduct or (ii) any dispute solely among Indemnified Parties (not arising as a result of any act or omission by you, Target or any of your or Target’s respective affiliates) other than claims against an Indemnified Party in its capacity or as a result of fulfilling its role as an agent, bookrunner, arranger or any other similar role under the Bridge Facility. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies (any of the foregoing, a “Proceeding”), such indemnity shall be effective whether or not such Proceeding is brought by you, your equityholders or creditors, the Target, its subsidiaries or any other third party or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not the Transactions are consummated. You shall not be liable for any settlement of any Proceeding effected without your prior written consent, but if settled with your prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) or if there is a final, nonappealable judgment by a court of competent jurisdiction in any such Proceeding, you agree to indemnify and hold harmless such Indemnified Party to the extent and in the manner set forth above. You shall not, without the prior written consent of the affected Indemnified Party (which consent shall not be unreasonably withheld, delayed or conditioned), effect any settlement of any pending or threatened Proceeding against such Indemnified Party in respect of which indemnity could have been sought hereunder by such Indemnified Party, unless such settlement (a) includes an unconditional release of such Indemnified Party from all liability or claims that are the subject matter of such Proceeding and (b) does not include any statement as to any admission of fault or culpability by or on behalf of such Indemnified Party. Notwithstanding the foregoing, each Indemnified Party shall be obligated to refund and return promptly any and all amounts paid by you under this paragraph to such Indemnified Party for any such claims, damages, losses, liabilities and expenses to the extent such Indemnified Party is not entitled to payment of such amounts in accordance with the terms hereof.

You also agree that each Commitment Party and each of their respective affiliates and controlling persons, successors and assigns and their respective officers, directors, employees, agents and advisors (each, a “Released Party”) shall have no liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries pursuant hereto, except to the extent of your and their direct, as opposed to special, indirect, consequential or punitive, damages determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Released Party’s or any of its Related Persons’ bad faith, gross negligence or willful misconduct. Notwithstanding any other provision of this Commitment Letter, no Released Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, except to the extent resulting from such Released Party’s or any of its Related Persons’ bad faith, gross negligence or willful misconduct, as determined by a final and nonappealable judgment of a court of competent jurisdiction. You shall not be liable to us or any Released Party for any special, indirect, consequential or punitive damages in connection with the Commitment Letter, the Fee Letters, the Bridge Facility, the use of the proceeds thereof, the Transactions or any related transaction; provided that this sentence shall not limit your indemnification obligations as set forth in the immediately preceding paragraph.

For purposes hereof, a “Related Person” of an Indemnified Party or Released Party, as applicable, means (a) any controlling person, controlled affiliate or subsidiary of such Indemnified Party or Released Party, as applicable, (b) the respective directors, officers or employees of such Indemnified Party or Released Party, as applicable, or any of its subsidiaries, controlled affiliates or controlling persons and (c) the respective agents and advisors of such Indemnified Party or Released Party, as applicable, or any of its subsidiaries, controlled affiliates or controlling persons.

6.            Confidentiality, Other Obligations, Miscellaneous. This Commitment Letter and the Fee Letters and the contents hereof and thereof are confidential and may not be disclosed in whole or in part to any person or entity without our prior written consent; provided, however, it is understood and agreed that you may (a) disclose this Commitment Letter and the Fee Letters (i) as may be compelled in a judicial or administrative proceeding or as otherwise required by law or requested by a governmental authority (in which case you agree to the extent permitted under applicable law to inform us promptly thereof to the extent practicable and lawfully permitted to do so) and (ii) to your and your affiliates’ respective officers, directors, employees, accountants, attorneys, agents and advisors who are directly involved in the consideration of this matter, (b) disclose this Commitment Letter but not the Fee Letters (i) after your acceptance of this Commitment Letter and the Fee Letters, in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges and (ii) to the Target and its officers, directors, accountants, attorneys and other professional advisors on a confidential and need to know basis in connection with their consideration of the Transactions, (c) to the extent portions thereof have been redacted in a customary manner to be reasonably agreed by us, disclose the Fee Letters to the Target and its officers, directors, accountants, attorneys and other professional advisors on a confidential and need to know basis, (d) after your acceptance of this Commitment Letter and the Fee Letters, disclose the aggregate fees payable under the Fee Letters (but not the Fee Letters themselves) in generic disclosure of aggregate sources and uses contained in any confidential information memorandum or other marketing materials or public filings relating to the Transactions, (e) disclose the Commitment Letter to any rating agency on a confidential basis, (f) after your acceptance hereof, disclose this Commitment Letter and the Fee Letter (but not the Initial Lead Arranger Fee Letter) to potential Additional Arrangers in coordination with us as contemplated by Section 1 above, and (g) disclose the Commitment Letter and the Fee Letters in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Commitment Letter, the Fee Letters, or the transactions contemplated hereby or thereby or enforcement hereof and thereof; provided that the foregoing restrictions shall cease to apply in respect of the existence and contents of this Commitment Letter (but not in respect of the Fee Letters and their fees and substance) on the date that is one (1) year following the termination of this Commitment Letter in accordance with its terms. For the avoidance of doubt, in no circumstances shall the Initial Lead Arranger Fee Letter be disclosed to any Commitment Party, Initial Lender or Lender without the consent of MSSF and Wells Fargo. For the avoidance of doubt, nothing in this paragraph shall prohibit any person from voluntarily disclosing or providing any information within the scope of such confidentiality provisions to any governmental, regulatory or self-regulatory organization to the extent that any such prohibition on disclosure set forth in such confidentiality provisions shall be prohibited by the laws or regulations applicable to such organization. Notwithstanding anything herein to the contrary, you are authorized to disclose, without limitation of any kind, to any person the “tax treatment” and “tax structure” (as such terms are defined in Treasury Regulations Section 1.6011-4(c)) of the transactions contemplated hereby and all materials of any kind (including tax opinions and other tax analyses) provided to you relating to such treatment and structure. We hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”) and the requirements of 31 C.F.R. §1010.230 (the “Beneficial Ownership Regulation”), each of us is required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow us to identify you in accordance with the Act and the Beneficial Ownership Regulation.

You acknowledge that each Commitment Party or their respective affiliates is a full-service financial firm and as such from time to time may (a) effect transactions for its own account or the account of customers, and hold long or short positions in debt or equity securities, loans or other financial instruments of companies that may be the subject of the transactions contemplated hereby or (b) provide debt financing, equity capital, investment banking, financial advisory services, securities, trading, hedging, financing and brokerage activities and financial planning and benefits counseling to parties in respect of which you or Target or any of your or Target’s respective subsidiaries may have competing interests. With respect to any securities and/or financial instruments so held by any Commitment Party or their respective affiliates or customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion. Further, you acknowledge that the Commitment Parties and their respective affiliates are not required to restrict their activities as a result of this engagement, and that the Commitment Parties and their respective affiliates may undertake any business activity without further consultation with or notification to you. Neither this Commitment Letter nor the receipt by the Commitment Parties of confidential information nor any other matter shall give rise to any fiduciary, equitable or contractual duties (including without limitation, any duty of trust or confidence) that would prevent or restrict the Commitment Party and their respective affiliates from acting on behalf of other customers or for their own account. Furthermore, you agree that none of the Commitment Parties or any of their respective affiliates is under a duty to disclose to you or use on behalf of you any information whatsoever about or derived from those activities or to account for any revenue or profits obtained in connection with such activities. Each Commitment Party further advises you that it will not make available to you confidential information that it has obtained or may obtain from any other customer. Each Commitment Party agrees that it will not furnish confidential information obtained from you to any of its other customers and that it will treat confidential information relating to you, the Target and your and their respective affiliates or otherwise obtained from you with the same degree of care as it treats its own confidential information.

You acknowledge that each Commitment Party or its affiliates are currently acting as a lender under the Existing Revolving Credit Agreement and/or the Credit and Guaranty Agreement, dated as of October 31, 2018 (as amended by Amendment No. 1, dated as of November 20, 2018 and Amendment No. 2, dated as of April 10, 2023, as amended and restated as of February 14, 2024, and as further amended, restated, supplemented and otherwise modified from time to time, the “Existing Term Loan Credit Agreement”), among Parent, the Borrower, certain subsidiaries of Parent as the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent, and that Parent’s and its affiliates’ rights and obligations under any other agreement with any Commitment Party or any of their respective affiliates (including the Existing Revolving Credit Agreement and/or the Existing Term Loan Credit Agreement) that currently or hereafter may exist are, and shall be, separate and distinct from the rights and obligations of the parties pursuant to this Commitment Letter and none of such rights and obligations under such other agreements shall be affected by the applicable Commitment Party’s performance or lack of performance of services hereunder.

In connection with all aspects of each transaction contemplated by this Commitment Letter and the Fee Letters, you acknowledge and agree, and acknowledge your subsidiaries’ understanding, that: (a) (i) the arranging, assistance in structuring and other services described herein regarding the Bridge Facility are arm’s-length commercial transactions between you and your subsidiaries, on the one hand, and each Commitment Party, on the other hand, (ii) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, and (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the financing transactions contemplated hereby; (b) each Commitment Party has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity; and (c) each Commitment Party and its respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and the Commitment Parties have no obligation to disclose any of such interests to you or your affiliates. To the fullest extent permitted by law, you hereby waive and release any claims that you may have against the Commitment Parties with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated by this Commitment Letter.

This Commitment Letter and the Fee Letters shall be governed by, and construed in accordance with, the laws of the State of New York; provided that, notwithstanding the foregoing to the contrary, it is understood and agreed that any determinations as to (w) the accuracy of any representations and warranties made by or on behalf of the Target and its subsidiaries in the Purchase Agreement and whether as a result of any inaccuracy thereof you (or your subsidiary or affiliate) have the right to terminate your (or its) obligations under the Purchase Agreement, or decline to consummate the Acquisition, as a result of a breach of such representations and warranties in the Purchase Agreement, (x) the determination of whether the Tender Offer or the Acquisition has been consummated in accordance with the terms of the Purchase Agreement, (y) the interpretation of the definition of Company Material Adverse Effect (as defined in the Purchase Agreement) and whether a Company Material Adverse Effect (as defined in the Purchase Agreement) has occurred and (z) the determination of whether the Acquisition has been terminated in accordance with the terms of the Purchase Agreement shall, in each case, be governed by, and construed in accordance with, the Laws (as defined in the Purchase Agreement) of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter, the Fee Letters, the Transactions and the other transactions contemplated hereby and thereby or the actions of the Commitment Party in the negotiation, performance or enforcement hereof. With respect to any suit, action or proceeding arising in respect of this Commitment Letter, the Fee Letters, the Transactions and the other transactions contemplated hereby and thereby or the actions of the Commitment Parties in the negotiation, performance or enforcement hereof, the parties hereto hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any state or federal court located in the Borough of Manhattan and irrevocably and unconditionally waive any objection to the laying of venue of such suit, action or proceeding brought in such court and any claim that such suit, action or proceeding has been brought in an inconvenient forum. The parties hereto hereby agree that service of any process, summons, notice or document by registered mail addressed to you or us will be effective service of process against such party for any action or proceeding relating to any such dispute. A final judgment in any such action or proceeding may be enforced in any other courts with jurisdiction over you or the applicable Commitment Party.

The provisions of Sections 3, 4, 5 and 6 shall remain in full force and effect regardless of whether Loan Documentation shall be executed and delivered, and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of the Commitment Parties hereunder; provided that (i) Sections 3 and 4 shall terminate upon the termination of this Commitment Letter if the Loan Documentation shall not have been entered into and (ii) the reimbursement and indemnification obligations under this Commitment Letter shall be automatically superseded by any corresponding provisions of the definitive Loan Documentation, to the extent covered thereby.

Each Commitment Party shall use all information received by it in connection with the Transactions (“Confidential Information”) solely for the purposes of providing the services that are the subject of this Commitment Letter and agrees to maintain the confidentiality of the Confidential Information and not to publish, disclose or otherwise divulge such information, except that Confidential Information may be disclosed (a) to its respective affiliates and its and its affiliates’ respective partners, directors, officers, employees, trustees, advisors and agents (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such Confidential Information and instructed to keep such Confidential Information confidential), (b) to the extent requested by any regulatory authority (including any self-regulatory authority), in which case the applicable Commitment Party agrees to the extent reasonably practicable and not prohibited by applicable law, rule, regulation or order, to inform you promptly of the disclosure thereof, (c) to the extent required by applicable laws, rules or regulations or by any subpoena or order or similar legal process (in which case the applicable Commitment Party agrees to the extent not prohibited by applicable law, rule, regulation or order, to inform you promptly of the disclosure thereof), (d) in connection with performing the services described herein and consummating the transactions contemplated hereby, to any prospective Lender subject to the confidentiality agreements set forth in the Information Materials, (e) to potential counterparties to any swap or derivative transaction, subject to the confidentiality agreements set forth in the Information Materials or otherwise no less favorable to you than this paragraph, (f) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Commitment Letter, the Fee Letters, the Bridge Facility or the enforcement of rights thereunder, (g) with your prior written consent, (h) in connection with obtaining CUSIP numbers and to market data collectors, similar service providers to the lending industry, and service providers to the Lead Arrangers and the Lenders in connection with the syndication, administration and management of the Bridge Facility, (i) for purposes of establishing a “due diligence” defense or (j) to the extent such Confidential Information (x) becomes publicly available other than as a result of a breach of this paragraph or (y) becomes available to the applicable Commitment Party from a source other than you (or your representatives) that is not, to such Commitment Party’s knowledge, subject to confidentiality or fiduciary obligations owing to you or any of your subsidiaries. Notwithstanding the foregoing, no Commitment Party shall be required to provide notice of any permitted disclosures made in connection with any regulatory review of the applicable Commitment Party by any governmental agency or examiner or regulatory body with jurisdiction over such Commitment Party. The provisions of this paragraph shall automatically terminate upon the earlier of (i) the date that the Loan Documentation is entered into (at which time the confidentiality provisions therein shall govern) and (ii) one year following the date of this Commitment Letter.

This Commitment Letter and the Fee Letters may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this Commitment Letter or the Fee Letters by telecopier, facsimile or other electronic means (such as by email in “pdf”, “tif” or DocuSign format) or any electronic counterpart complying with the U.S. federal ESIGN Act of 2000 or the New York Electronic Signature and Records Act shall be effective as delivery of a manually executed counterpart thereof.

This Commitment Letter (including the exhibits hereto) and the Fee Letters embody the entire agreement and understanding among the Commitment Parties, you and your affiliates with respect to the matters set forth herein and supersedes all prior agreements and understandings relating to the specific subject matter hereof. Those matters that are not covered or made clear herein or in the Summary of Terms or the Fee Letters are subject to mutual agreement of the parties. No party has been authorized by any Commitment Party to make any oral or written statements that are inconsistent with this Commitment Letter. This Commitment Letter is intended to be solely for the benefit of the parties hereto and, to the extent expressly provided herein, the Indemnified Parties. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each Commitment Party and you. This Commitment Letter shall not be assignable by any party hereto (except as expressly contemplated in Section 1 of this Commitment Letter, to the extent constituting an assignment pursuant to a Joinder Agreement executed by you and us) without the prior written consent of each other party hereto (and any such purported assignment, unless made in accordance with the provisions referred to in the prior parenthetical in this sentence, without such consent shall be null and void).

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement (subject to the effects of bankruptcy, insolvency, fraudulent transfer, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity) with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Loan Documentation by the parties hereto in a manner consistent with this Commitment Letter, it being acknowledged and agreed that the funding of the Bridge Facility is subject only to the satisfaction (or waiver by the Majority Commitment Parties) of the Funding Conditions and that nothing contained in this Commitment Letter obligates you or any of your affiliates to consummate the Acquisition or to draw down any portion of the Bridge Facility. In addition, you shall have the right to reduce the commitments hereunder on a pro rata basis among the Initial Lenders in whole or in part at any time and from time to time by the giving of notice in writing to the Lead Arrangers.

This Commitment Letter and all commitments and undertakings of the Commitment Parties hereunder will expire at 11:59 p.m. New York City time on January 13, 2025, unless you execute this Commitment Letter and the Fee Letters and return them to us prior to that time (which may be by facsimile transmission or other electronic means (such as by email in “pdf” or “tif” format)), whereupon this Commitment Letter (including the Summary of Terms) and the Fee Letters (each of which may be signed in one or more counterparts) shall become binding agreements. Thereafter, all commitments and undertakings of the Commitment Party hereunder will expire on the earliest of (i) the date that is three (3) business days after the Termination Date (as defined in the Purchase Agreement as in effect on the date hereof, after giving effect to any extension thereof in accordance with the Purchase Agreement as in effect on the date hereof), (ii) the consummation of the Acquisition without the use of the Bridge Facility, (iii) the date of the termination of the Purchase Agreement by you in writing in accordance with its terms, (iv) the sole election of Parent (in its sole discretion) to terminate this Commitment Letter in writing to the Lead Arrangers and (v) the Effective Date.

[THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

MORGAN STANLEY SENIOR FUNDING, INC.

By:	/s/ Ethan Plater
	Name:	Ethan Plater
	Title:	Authorized Signatory

[Project Helios – Signature Page to Commitment Letter]

WELLS FARGO SECURITIES, LLC

By:	/s/ Adam Hyder
	Name:	Adam Hyder
	Title:	Managing Director

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Jordan Harris
	Name:	Jordan Harris
	Title:	Managing Director

[Project Helios – Signature Page to Commitment Letter]

Accepted and agreed to
as of the date first written above:

UNITED RENTALS, INC.

By:	/s/ William Grace
	Name:	William Grace
	Title:	Executive Vice President – Chief Financial Officer

UNITED RENTALS (NORTH AMERICA), INC.

By:	/s/ William Grace
	Name:	William Grace
	Title:	Executive Vice President – Chief Financial Officer

[Project Helios – Signature Page to Commitment Letter]

EXHIBIT A

PROJECT HELIOS
$3.8 BILLION 364-DAY BRIDGE FACILITY
SUMMARY OF TERMS AND CONDITIONS

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the commitment letter to which this Summary of Terms and Conditions is attached.

Borrower:	United Rentals (North America), Inc., a Delaware corporation (the “Borrower”).

Guarantors:

United Rentals, Inc. (“Parent”) and each existing and future direct and indirect U.S. subsidiary of the Borrower that has guaranteed or is required to guarantee the obligations under the Credit and Guaranty Agreement, dated as of October 31, 2018 (as amended by Amendment No. 1, dated as of November 20, 2018 and Amendment No. 2, dated as of April 10, 2023, as amended and restated as of February 14, 2024, and as further amended, restated, supplemented and otherwise modified from time to time, the “Existing Term Loan Credit Agreement”), among Parent, the Borrower, certain subsidiaries of Parent as the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent (such guarantors, together with the Borrower, the “Loan Parties”).

Transactions:	United Rentals, Inc., a Delaware corporation (“Parent”), and the Borrower intend to acquire, directly or indirectly, a company previously identified by you to us as “Helios” (the “Target”) through a tender offer and merger transaction involving a Delaware corporation and direct or indirect wholly owned subsidiary of Parent (“Merger Sub”), to be effected pursuant to an Agreement and Plan of Merger dated as of the date hereof (together with the schedules and exhibits thereto, the “Purchase Agreement”), to be entered into among Parent, Merger Sub and the Target. Pursuant to, and subject to the conditions set forth in, the Purchase Agreement, Merger Sub will make a cash tender offer (the “Tender Offer”) to acquire any and all outstanding shares of common stock of the Target (other than Owned Company Shares (as defined in the Purchase Agreement)), and will consummate the Tender Offer only if it acquires in the Tender Offer a percentage of outstanding shares of common stock of the Target, calculated on a fully-diluted basis, sufficient to approve, without the vote of any other stockholder, the merger of Merger Sub with and into the Target (the “Merger”). The Merger will occur on the same day as the consummation of the Tender Offer and, after giving effect thereto, the Target will survive the Merger as a direct or indirect wholly owned subsidiary of Parent, in accordance with the Purchase Agreement. In connection with the Acquisition, you intend to (i) repay all principal, interest and fees outstanding under the Target’s Credit Agreement, dated as of February 2, 2023 (as amended, supplemented or otherwise modified from time to time, the “Target’s Credit Agreement”) (the “Refinancing”), (ii) redeem or satisfy and discharge the Target’s $1.25 billion aggregate principal amount of 3.85% senior notes due 2028 and pay accrued and unpaid interest thereon (the “Redemption”) and (iii) pay the fees, costs and expenses incurred in connection with the foregoing. In connection with the Acquisition, the Borrower intends to (i) obtain the Bridge Facility, (ii) pay all amounts payable pursuant to the Purchase Agreement in connection with or as a result of each of the Offer (as defined in the Purchase Agreement) and the Merger (as defined in the Purchase Agreement (the “Acquisition Consideration”) and (iii) pay the fees, costs and expenses incurred in connection with the foregoing. It is anticipated that some or all of the Bridge Facility will be replaced on or prior to the Funding Date or refinanced after the Funding Date by one or more of the following: (i) the issuance of one or more series of senior unsecured notes and/or senior secured notes by the Borrower through one or more public offerings or private placements (the “Senior Notes”), (ii) the establishment of one or more senior secured term loan B facilities and (iii) cash on hand and borrowings under the Existing Revolving Credit Agreement and/or the Borrower’s Third Amended and Restated Receivables Purchase Agreement, dated as of September 24, 2012 (as amended, the “AR Facility”) of the Borrower and its subsidiaries.

The transactions described in the foregoing paragraph are referred to herein collectively as the “Transactions”.

Administrative Agent:	MSSF shall act as sole administrative agent for the Lenders (in such capacity, the “Administrative Agent”).

Lead Arrangers:

MSSF, Wells Fargo and each person that becomes a party to the Commitment Letter as an Additional Commitment Party and is appointed a joint lead arranger pursuant to Section 1 thereof will act as joint lead arrangers for the Bridge Facility (the “Lead Arrangers”).

Lenders:	A syndicate of banks and other financial institutions (including the Initial Lenders) arranged by the Lead Arrangers in accordance with the Commitment Letter (collectively, the “Lenders”).

Facility:	An $3.8 billion 364-day senior unsecured bridge term loan facility (as such amount may be reduced as set forth in the section under the heading “Mandatory Prepayments” below) (the “Bridge Facility”).

Purpose:	The proceeds of the Bridge Facility shall be used by the Borrower to (i) finance all or a portion of the Acquisition Consideration, the Refinancing and the Redemption and (ii) pay fees, costs and expenses related to the Transactions.

Availability:	The Bridge Facility shall be available in a single drawing on the Funding Date. Amounts borrowed under the Bridge Facility that are repaid or prepaid may not be reborrowed.

Interest Rates and Fees:	As set forth in Schedule I.

Maturity:	The Bridge Facility will mature on the date that is 364 days after the Funding Date.

Amortization:	None.

Optional Prepayments and Commitment Reductions:	The Borrower may in its sole discretion prepay the Bridge Facility in whole or in part and, if the Bridge Facility is paid in whole, terminate the Loan Documentation, at any time without premium or penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of SOFR borrowings. The commitments under the Bridge Facility may be reduced permanently or terminated by the Borrower at any time without penalty. Optional prepayments and commitment reductions shall be applied ratably to the commitments or loans, as applicable, of each Lender.

Mandatory Prepayments:	The following amounts shall be applied to prepay the loans outstanding under the Bridge Facility within three (3) business days of receipt of such amounts (and, prior to the Funding Date, the commitments under the Bridge Facility, pursuant to the Commitment Letter or Loan Documentation (as applicable), shall be automatically and permanently reduced by such amounts) (it being understood that amounts set forth in clause (a) below shall only be required to be applied to reduce commitments under the Bridge Facility prior to the Funding Date and shall not result in any mandatory prepayment of loans thereafter):

(a) 100.0% of the committed amount of any Qualifying Term Loan Facility (as defined below) entered into for the purpose of financing the Transactions (such reduction to occur automatically upon the later of (x) the effectiveness of definitive documentation for such term loan credit facility and (y) the receipt by the Lead Arranger of a notice from the Borrower that such term loan credit facility constitutes a Qualifying Term Loan Facility);

(b) 100.0% of the Net Cash Proceeds (as defined below) from the incurrence of debt for borrowed money by the Borrower or any of its subsidiaries (excluding (i) intercompany debt of such entities, (ii) borrowings under the Existing Revolving Credit Agreement as in effect on the date hereof, or any amendment, refinancing or replacement thereof, in each case, up to the amount of the commitments in effect thereunder on the date of the Commitment Letter, (iii) borrowings under the AR Facility, as in effect on the date hereof, or any amendment, refinancing or replacement thereof, in each case, up to the amount of the commitments in effect thereunder on the date of the Commitment Letter, (iv) any borrowings under ordinary course working capital, letter of credit or overdraft facilities, (v) indebtedness with respect to capital leases or purchase money or equipment financings incurred in the ordinary course of business, (vi) any debt the net proceeds of which are to be applied to repay, redeem or otherwise refinance any debt of Parent and/or its subsidiaries within twelve months of the maturity thereof, and in each case to pay any fees or other amounts in respect of or otherwise in connection therewith, (vii) other debt (other than the Senior Notes) in an amount not to exceed $200,000,000 in the aggregate and (viii) any Qualifying Term Loan Facility that has reduced commitments under the Bridge Facility pursuant to clause (a) above);

(c)       100.0% of the Net Cash Proceeds from the issuance of any equity interests (in an underwritten offering or private placement) by Parent (other than (i) issuances pursuant to employee stock plans or other benefit or employee incentive arrangements, (ii) equity interests issued or transferred as consideration in connection with any acquisition, (iii) equity interests issued to Parent or any of its subsidiaries and (iv) equity interests generating Net Cash Proceeds in an amount not to exceed $150,000,000); and

(d)       100.0% of the Net Cash Proceeds from the sale or other disposition of assets of Parent or any of its subsidiaries outside the ordinary course of business (including issuances of stock by Parent’s subsidiaries) (except for (i) asset sales (including issuances of stock by Parent’s subsidiaries) between or among such entities, (ii) sales or other dispositions of marketable securities and public equity securities and (iii) asset sales (including issuances of stock by Parent’s subsidiaries), the net cash proceeds of which do not exceed $50,000,000 in any single transaction or related series of transactions or $300,000,000 in the aggregate), to the extent that such proceeds are not reinvested (or committed to be reinvested) in the business of the Borrower or any of its subsidiaries within twelve (12) months following receipt thereof.

“Net Cash Proceeds” means, with respect to any event, the cash (which term, for purposes of this definition, shall include cash equivalents) proceeds actually received by Parent or its domestic subsidiaries in respect of such event, including any cash received in respect of any noncash proceeds, but only as and when received, net of the sum, without duplication, of (i) all fees and expenses incurred in connection with such event by Parent and its subsidiaries, (ii) in the case of a sale, transfer, lease or other disposition (including pursuant to a sale and leaseback transaction) of an asset, the amount of all payments required to be made by Parent and its subsidiaries as a result of such event to repay debt for borrowed money secured by such asset (including under the Existing Revolving Credit Agreement) and (iii) the amount of all taxes paid (or reasonably estimated to be payable) by Parent and its subsidiaries, and the amount of any reserves established by Parent and its subsidiaries in accordance with GAAP or other applicable accounting standards to fund any purchase price adjustment, indemnification and similar contingent liabilities reasonably estimated to be payable, in each case during the year that such event occurred or the next succeeding year and that are directly attributable to the occurrence of such event (as determined reasonably and in good faith by the Borrower); provided that if the amount of such reserves exceeds the amounts charged against such reserve, then such excess, upon determination thereof, shall then constitute Net Cash Proceeds.

“Qualifying Term Loan Facility” shall mean a term loan facility entered into by Parent, the Borrower or any of their subsidiaries for the purpose of financing the Transactions (i) that is subject to conditions precedent to funding that are no more restrictive and no less favorable to the Borrower than the conditions set forth herein to the funding of the Bridge Facility and (ii) the enforcement and remedial provisions of which are not materially less favorable to the Borrower as compared to the enforcement and remedial provisions hereunder, in each case as determined by the Borrower in its reasonable discretion.

The Borrower shall give the Administrative Agent prompt written notice of any commitment reduction or prepayment required pursuant to this section or of having entered into a Qualifying Term Loan Facility.

Amounts prepaid pursuant to any mandatory prepayment of the loans may not be re-borrowed.
Commitment Termination:

The commitments in respect of the Bridge Facility will terminate in their entirety automatically upon the funding of the entire amount (or such lesser amount as is requested by the Borrower in writing) of the Bridge Facility on the Funding Date. In addition, (i) at any time after the Effective Date and prior to the Funding Date, the Borrower shall have the right to terminate commitments in respect of the Bridge Facility among the Lenders on a ratable basis in whole or in part in its sole discretion and (ii) the commitments of the Lenders will expire on the earliest of (A) the date that is three (3) business days after the Termination Date (as defined in the Purchase Agreement as in effect on the date hereof, after giving effect to any extension thereof in accordance with the Purchase Agreement as in effect on the date hereof) (B) the consummation of the Acquisition without the use of the Bridge Facility and (C) the date of the termination of the Purchase Agreement by the Borrower in writing in accordance with its terms.

Collateral:	None.
Conditions Precedent to Effectiveness:	The effectiveness of the Loan Documentation on the Effective Date will be subject solely to the satisfaction of the following conditions precedent (subject to the Certain Funds Provision):
(i) the execution and delivery of the Loan Documentation by the parties thereto, on terms consistent with the Commitment Letter and subject to the Certain Funds Provision; and
(ii)

the Administrative Agent shall have received, at least three (3) business days prior to the Effective Date, all documentation and other information relating to the Borrower (but not, for the avoidance of doubt, the Target or its subsidiaries) that has been reasonably requested in writing at least ten (10) business days prior to the Effective Date by the Administrative Agent on behalf of any such Lender that is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act.

The occurrence of the Effective Date shall be confirmed by a written notice from the Administrative Agent to the Borrower on the Effective Date and shall be conclusive evidence of the occurrence thereof.

Conditions Precedent to Funding:	The loans under the Bridge Facility shall be available on the date (the “Funding Date”) on which the Funding Conditions are satisfied or waived.

Certain Funds Period:

In the event the Loan Documentation is entered into prior to the Funding Date, then during the period from and including the Effective Date to and including the funding of the Bridge Facility on the Funding Date (the “Certain Funds Period”), and notwithstanding (i) that any representation made on the Effective Date (excluding the Specified Representations made on the Funding Date to the extent constituting Funding Conditions) was incorrect, (ii) any failure by the Borrower to comply with the affirmative covenants, negative covenants and/or financial covenants, (iii) any provision to the contrary in the Loan Documentation or otherwise or (iv) that any condition to the occurrence of the Effective Date may subsequently be determined not to have been satisfied, neither the Administrative Agent nor any Lender shall be entitled to (1) cancel or reduce any of its commitments under the Bridge Facility (except as set forth in “Mandatory Prepayments” above), (2) rescind, terminate or cancel the Loan Documentation or exercise any right or remedy or make or enforce any claim under the Loan Documentation, related notes, related fee letter or otherwise it may have to the extent to do so would prevent, limit or delay the making of its loan or the availability of the Bridge Facility, (3) refuse to participate in making its loan; provided that the Funding Conditions have been satisfied or waived or (4) exercise any right of set-off or counterclaim in respect of its loan to the extent to do so would prevent, limit or delay the making of its loan. Notwithstanding anything to the contrary provided herein, (A) the rights and remedies of the Lenders and the Administrative Agent shall not be limited in the event that any applicable Funding Condition is not satisfied or waived by the Majority Commitment Parties on the Funding Date (other than, if such conditions have been satisfied or waived by the Majority Commitment Parties on or prior to the Funding Date, the conditions set forth under the heading “Conditions Precedent to Effectiveness”) and (B) immediately after the expiration of the Certain Funds Period, all of the rights, remedies and entitlements of the Administrative Agent and the Lenders shall be available notwithstanding that such rights were not available prior to such time as a result of the foregoing.

Clean-Up Period:	Notwithstanding anything herein to the contrary, during the period from the Funding Date until the date that is 120 days after the Funding Date (the “Clean-Up Period”), any representation or warranty (other than the Specified Credit Agreement Representations) made by the Target or any of its subsidiaries in connection with the Transactions that would have been breached or inaccurate, or any other default, by reason of any matter or circumstance relating to the Target or any of its subsidiaries with respect to the Transactions (were it not for this provision), will be deemed not to constitute a breach of a representation or warranty or a default for all purposes under the Commitment Letter and the Loan Documentation if, and for so long as the circumstance giving rise thereto: (i) is capable of being remedied and the Borrower or any of its subsidiaries is taking appropriate steps to remedy such breach or inaccuracy; (ii) relates exclusively to the Target or any of its subsidiaries (or any obligation to procure or ensure any action in relation to the Target or any of its subsidiaries); (iii) has not been procured by or approved by the Borrower or any of its subsidiaries (other than the Target or any of its subsidiaries); and (iv) does not have a material adverse effect on the operations or financial condition of the Borrower and its subsidiaries (including the Target and its subsidiaries), taken as a whole, such that the Borrower and its subsidiaries (including the Target and its subsidiaries), taken as a whole, would be unable to perform the payment obligations under the Bridge Facility.

Documentation Principles:	Except as otherwise set forth herein, the definitive documentation for the Bridge Facility (the principles set forth in this paragraph, the “Documentation Principles”), including, without limitation, the representations and warranties, covenants and events of default contained therein, will be substantially the same as (and no less favorable to the Borrower than) the Existing Term Loan Credit Agreement. The Loan Documentation will contain only those conditions to borrowing, mandatory prepayments, representations, warranties, covenants and events of default expressly set forth in this Term Sheet. The phrase “substantially the same as the Existing Term Loan Credit Agreement” and words of similar import mean the same as the Existing Term Loan Credit Agreement, with modifications (a) as are necessary to reflect the terms specifically set forth in the Commitment Letter (including the nature of the Bridge Facility as an unsecured bridge facility), (b) to accommodate the structure of the Acquisition and the operational and strategic requirements of the Borrower and its subsidiaries (including as to the operational and strategic requirements of the Target and its subsidiaries), particularly in light of the industries, businesses, business practices of the Borrower, the Target and their respective subsidiaries, the Borrower’s proposed business plan and the disclosure schedules to the Purchase Agreement, and (c) to contain customary operational, administrative, and mechanical requirements of the Administrative Agent.

Representations and Warranties:	Subject to the Certain Funds Provision and the Documentation Principles, substantially the same as the Existing Term Loan Credit Agreement .
Affirmative Covenants:	Subject to the Certain Funds Provision and the Documentation Principles, substantially the same as the Existing Term Loan Credit Agreement.
Negative Covenants:	Subject to the Certain Funds Provision and the Documentation Principles, substantially the same as in the Existing Term Loan Credit Agreement.
Financial Covenant:	None.

Events of Default:	Subject to the Certain Funds Provision and the Documentation Principles, substantially the same as the Existing Term Loan Credit Agreement.
Assignments and Participations:	On or prior to the Funding Date, the making of assignments of and participations in commitments shall be subject to the provisions set forth in the Commitment Letter.
At all times thereafter, assignments of and participations in loans under the Bridge Facility shall be subject to limitations substantially the same as the Existing Term Loan Credit Agreement.
Waivers and Amendments:	Substantially the same as the Existing Term Loan Credit Agreement.

Indemnification:

The Borrower will indemnify and hold harmless the Administrative Agent, the Lead Arrangers, each Lender and their respective affiliates and controlling persons, successors and assigns and their respective officers, directors, employees, agents and advisors in a manner substantially consistent with Section 5 of the Commitment Letter.

Governing Law:

State of New York; provided that, notwithstanding the foregoing to the contrary, it is understood and agreed that any determinations as to (w) the accuracy of any representations and warranties made by or on behalf of the Target and its subsidiaries in the Purchase Agreement and whether as a result of any inaccuracy thereof you (or your subsidiary or affiliate) have the right to terminate your (or its) obligations under the Purchase Agreement, or decline to consummate the Acquisition, as a result of a breach of such representations and warranties in the Purchase Agreement, (x) the determination of whether the Acquisition has been consummated in accordance with the terms of the Purchase Agreement, (y) the interpretation of the definition of Company Material Adverse Effect (as defined in the Purchase Agreement) and whether a Company Material Adverse Effect (as defined in the Purchase Agreement) has occurred and (z) the determination of whether the Acquisition has been terminated in accordance with the terms of the Purchase Agreement shall, in each case, be governed by, and construed in accordance with, the Laws (as defined in the Purchase Agreement) of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

Pricing/Fees/Expenses:	As set forth in Schedule I.
Other:	Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to exclusive jurisdiction of any state or federal court located in the Borough of Manhattan, New York. The Loan Documentation will contain customary increased cost, withholding tax, capital adequacy and yield protection and bail-in provisions, in each case the substantially the same as those provisions set forth in the Existing Term Loan Credit Agreement, and will contain customary QFC provisions.

SCHEDULE I
INTEREST AND FEES

Interest:

At the Borrower’s option, loans will bear interest based on the Base Rate (as defined below) plus the Applicable Margin for Base Rate Term Loans (as described below) or Term SOFR (as defined below) plus the Applicable Margin for Term SOFR Term Loans (as described below).

A. Base Rate Option

“Base Rate” shall mean for any day, a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate (to be defined in a manner consistent with the Existing Term Loan Credit Agreement) plus ½ of 1%, (b) the rate of interest in effect for such day as publicly announced from time to time by MSSF as its “prime rate” and (c) Term SOFR, plus 1.0%; provided that in no event shall the Base Rate be less than zero. The “prime rate” is a rate set by MSSF based upon various factors including MSSF’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by MSSF shall take effect at the opening of business on the day specified in the public announcement of such change.

Any loan bearing interest at the Base Rate is referred to herein as a “Base Rate Term Loan”. Base Rate Term Loans will bear interest at a fluctuating per annum rate equal to the Base Rate plus the Applicable Margin for Base Rate Term Loans (as described below). Interest shall be payable quarterly in arrears on the last day of each March, June, September and December and shall be calculated on the basis of the actual number of days elapsed in a year of 360 days, except that interest computed by reference to the Base Rate at times when the Base Rate is based on MSSF’s “prime rate” shall be computed on the basis of a year of 365/366 days.

B. SOFR Option

“Term SOFR” shall mean an interest rate per annum equal to Term SOFR (to be defined in a manner consistent with the Existing Term Loan Credit Agreement) in effect for the applicable Interest Period (as defined below) without any credit spread adjustment; provided that if such rate shall be less than zero, Term SOFR shall be deemed to be zero.

Any loan bearing interest at Term SOFR (other than a Base Rate Term Loan for which interest is determined by reference to Term SOFR) is referred to herein as a “Term SOFR Term Loan”. Interest will be determined for periods (“Interest Periods”) of one, three or six months as selected by the Borrower and will be at an annual rate equal to Term SOFR plus the Applicable Margin for Term SOFR Term Loans (as described below). Interest will be paid on the last day of each Interest Period or, in the case of Interest Periods longer than three months, on the day prior to the last day of such Interest Period that occurs at intervals of three months’ duration, and will be calculated on the basis of the actual number of days elapsed in a year of 360 days.

A-I-1

Default Interest:	All overdue principal, fees and other obligations under the Bridge Facility shall bear interest at a rate per annum of 2% plus the rate applicable to Base Rate Term Loans and shall be payable on demand of the Administrative Agent.

Undrawn Commitment Fee:	None.

Duration Fee:	The Borrower will pay a fee (the “Duration Fee”), for the ratable benefit of the Lenders, in an amount equal to (i) 0.50% of the aggregate principal amount of the loans under the Bridge Facility outstanding on the date that is 90 days after the Funding Date, due and payable in cash on such 90th day (or if such day is not a business day, on the next business day); (ii) 0.75% of the aggregate principal amount of the loans under the Bridge Facility outstanding on the date that is 180 days after the Funding Date, due and payable in cash on such 180th day (or if such day is not a business day, on the next business day); and (iii) 1.00% of the aggregate principal amount of the loans under the Bridge Facility outstanding on the date that is 270 days after the Funding Date, due and payable on such 270th day (or if such day is not a business day, on the next business day).

Other Fees:	The Lead Arrangers and the Administrative Agent will receive such other fees as have been agreed in the Fee Letters.

Applicable Margin for ABR Loans:	The Applicable Margin for a Base Rate Term Loan shall be the greater of (i) 0% and (ii) the Applicable Margin for a Term SOFR Term Loan (as described below) minus 1.0%.

Applicable Margin for SOFR Loans:	The Applicable Margin for a Term SOFR Term Loan shall be based on the pricing grid (the “Pricing Grid”) set forth on Annex I hereto.

Cost and Yield Protection:	Substantially similar to the Existing Term Loan Credit Agreement.

Expenses:	Substantially similar to the Existing Term Loan Credit Agreement, subject to changes consistent with Section 5 of the Commitment Letter.

A-I-2

PRICING GRID

The Applicable Margin for Term SOFR Term Loans means, for any day, the applicable rate set forth below:

Funding Date through 89 days following the Funding Date	1.75%
90th day following the Funding Date through 179th day following the Funding Date	2.00%
180th day following the Funding Date through 269th day following the Funding Date	2.25%
From the 270th day following the Funding Date	2.50%

PROJECT HELIOS
$3.8 BILLION 364-DAY BRIDGE FACILITY
CONDITIONS PRECEDENT TO FUNDING DATE

Capitalized terms not otherwise defined herein shall have the same meaning as specified with respect thereto in the Commitment Letter to which this Exhibit B is attached or Exhibit A thereto, as the context may require.

The initial borrowing under the Bridge Facility will be subject only to the occurrence of the Effective Date and the following additional conditions precedent:

(i)            The Borrower shall have caused Merger Sub to irrevocably accept for payment all shares of Company Common Stock (as defined in the Purchase Agreement) validly tendered (and not properly withdrawn) pursuant to Tender Offer prior to or substantially concurrently with the funding of the Bridge Facility on the Funding Date in all material respects in accordance with the Purchase Agreement as in effect on the date hereof without giving effect to any amendments, modifications, supplements or waivers by you thereto or consents by you thereunder that are materially adverse to the Lenders or the Lead Arrangers in their respective capacities as such without the Lead Arrangers’ prior written consent (not to be unreasonably withheld, delayed or conditioned), it being agreed that (A) (x) any decrease in the Offer Price less than or equal to 10% thereof, (y) any decrease in the Offer Price in excess of 10% thereof accompanied by a dollar-for-dollar reduction in commitments in respect of the Bridge Facility in excess of such 10% decrease and (z) any increase in the Offer Price that is funded with equity issued as consideration for the Acquisition or with cash on hand, in each case, are not materially adverse to the Lenders and Lead Arrangers and (B) any amendment, modification or waiver by you to the provisions of the Purchase Agreement that are expressly for the benefit of the Debt Financing Sources (as defined in the Purchase Agreement as in effect on the date hereof) is materially adverse to the Lenders and the Lead Arranger; provided that the Lead Arranger shall be deemed to have consented to any such amendments, modifications, supplements or waivers unless it shall object thereto within three (3) business days after receipt of notice thereof.

(ii)           Prior to or substantially concurrently with the funding of the Bridge Facility on the Funding Date, the Refinancing and the Redemption shall have been consummated.

(iii)          No Company Material Adverse Effect (as defined in the Purchase Agreement as in effect on the date hereof) will have occurred after the date hereof that is continuing.

(iv)          The Lead Arrangers shall have received (A) audited consolidated financial statements of Parent and its subsidiaries for the three (3) most recently-completed fiscal years ended at least sixty (60) days prior to the Funding Date, (B) unaudited consolidated financial statements of Parent and its subsidiaries for any subsequent interim financial period (other than the fourth quarter of any fiscal year) ended at least forty (40) days prior to the Funding Date, prepared in accordance with U.S. GAAP, (C) audited consolidated financial statements of Target and its subsidiaries for the three (3) most recently-completed fiscal years ended at least sixty (60) days prior to the Funding Date and (D) unaudited consolidated financial statements of Target and its subsidiaries for any subsequent interim financial period (other than the fourth quarter of any fiscal year) ended at least forty (40) days prior to the Funding Date, prepared in accordance with U.S. GAAP. The Lead Arrangers (A) hereby acknowledge receipt of (x) the financial statements of Parent for the periods ended December 31, 2021, December 31, 2022, December 31, 2023, March 31, 2024, June 30, 2024 and September 30, 2024, and (y) the financial statements of Target for the periods ended December 31, 2021, December 31, 2022, December 31, 2023, March 31, 2024, June 30, 2024 and September 30, 2024 and (B) shall be deemed to have received such financial statements of the Parent and the Target, as applicable, to the extent they have been filed as part of the Parent’s or the Target’s, as applicable, annual report on Form 10-K or 10-Q, as applicable (or, in each case, any amendment thereto) pursuant to the Securities Exchange Act of 1934.

(v)           The Administrative Agent shall have received (A) customary opinions of counsel to the Loan Parties (which shall cover, among other things, authority and enforceability of the Loan Documentation), (B) customary corporate resolutions and closing certificates and corporate organizational documents and good standing certificates, (C) a solvency certificate from the chief financial officer or another financial officer of Parent substantially in the form attached as Annex I hereto and (D) a customary request for credit extension.

(vi)          The Specified Credit Agreement Representations and the Specified Purchase Agreement Representations (to the extent set forth in the definition thereof) shall be true and correct in all material respects as of the Funding Date (except, in each case, to the extent such representations and warranties expressly relate to an earlier date, in which case such representations shall have been true and correct in all material respects as of such earlier date); provided that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such date.

(vii)         All fees payable pursuant to the Fee Letters on or prior to the Funding Date shall have been paid or shall be paid substantially simultaneously with the funding of the Bridge Facility, in each case, in accordance with the terms of the Fee Letters, and all other accrued fees and expenses of the Lead Arrangers, the Administrative Agent and the Lenders (including the fees and expenses of counsel for the Administrative Agent) payable on or prior to the Funding Date and for which invoices have been presented at least three (3) business days prior to the Funding Date shall have been paid or shall be paid substantially simultaneously with the funding of the Bridge Facility.

ANNEX I

TO EXHIBIT B

FORM OF SOLVENCY CERTIFICATE

[ ], 202[ ]

This Solvency Certificate is delivered pursuant to Section [ ] of the Credit Agreement dated as of [ ], 202[ ] (the “Credit Agreement”), among United Rentals, Inc., a Delaware corporation (“Parent”), United Rentals (North America), Inc., a Delaware corporation (the “Borrower”), certain subsidiaries of Parent as the Guarantors party thereto, the Lenders party thereto and Morgan Stanley Senior Funding, Inc., as Agent. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.

The undersigned hereby certifies, solely in [his/her] capacity as an officer of Parent and not in [his/her] individual capacity, as follows:

1.            I am the [Chief Financial Officer] of Parent. I am familiar with the Transactions and have reviewed the Credit Agreement, financial statements referred to in Section [ ] of the Credit Agreement and such documents and made such investigation as I deemed relevant for the purposes of this Solvency Certificate.

2.            As of the date hereof, immediately after giving effect to the consummation of the Transactions, on and as of such date (a) the fair value of the assets of Parent and its subsidiaries on a consolidated basis, at a fair valuation on a going concern basis, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of Parent and its subsidiaries on a consolidated basis; (b) the present fair saleable value of the property of Parent and its subsidiaries on a consolidated and going concern basis will be greater than the amount that will be required to pay the probable liability of Parent and its subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured in the ordinary course of business; (c) Parent and its subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured in the ordinary course of business; and (d) Parent and its subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Funding Date.

This Solvency Certificate is being delivered by the undersigned officer only in [his/her] capacity as [Chief Financial Officer] of Parent and not individually and the undersigned shall have no personal liability to the Administrative Agent or the Lenders with respect thereto.

IN WITNESS WHEREOF, the undersigned has executed this Solvency Certificate on the date first written above.

UNITED RENTALS, INC.

By:
Name:
Title: